Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Tom Staggs •@TomStaggs• The momentum behind home connected fitness and premium digital content makes turning $FRX into $BODY a huge opportunity. Shareholders, once you get your proxy card, vote to merge with •@Beachbody• & •@MYXfitness• at voteFRX.com businesswire.com/news/home/2021 28/05/21 11:17 AM

Kevin Mayer •@KevinMayer• Turning $FRX into $BODY has the potential to revolutionize the way we experience connected home fitness w/ premium digital content. There won’t be anything else like it. Shareholders, once you get your proxy card, vote to merge •@Beachbody• & •@MYXfitness• at:votefrx.com 28/05/21 7:40 AM

Carl Daikeler •@Carl Daikeler The future of connected fitness, digital content & nutrition subscriptions is here! Officially turning $FRX into $BODY! Shareholders, once you get your proxy card vote for the merger of •@Beachbody• & •@MYXfitness• at voteFRX.com Let’s go! businesswire.com/news/home/2021 27/05/21 7:58 PM

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws regarding the anticipated benefits of the proposed business combination (the “Business Combination”) among Forest Road Acquisition Corp., a Delaware corporation (the “Company”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”), which is the subject of the previously disclosed Agreement and Plan of Merger entered into by the Company, Beachbody and Myx on February 9, 2021, as further described in the Registration statement on Form S-4 (the “Registration Statement”) filed by the Company in connection with the Business Combination, the anticipated timing of the Business Combination, the future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business

Combination on the business relationships operating results, and business generally of Beachbody, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed and to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed a Registration Statement containing a definitive proxy statement/prospectus, which the SEC declared effective on May 27, 2021. The Company’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and documents incorporated by reference in the Registration Statement, as these materials contain important information about the Company, Beachbody, and Myx and the Business Combination. The definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of the record date established for voting on the Business Combination, which is May 6, 2021. Stockholders of the Company can also obtain copies of the definitive proxy statement/prospectus, the Registration Statement and other documents filed with the SEC that are incorporated by reference therein, without charge at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement. The Registration Statement can be obtained free of charge from the sources indicated above.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the Business Combination.